Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-176914

The Goldman Sachs Group, Inc. $100,000,000 TOPIX-Linked Medium-Term Notes, Series D, due 2013

This prospectus supplement addendum no. 3 relates to $15,000,000 principal amount of notes, which we call the “third reopened notes,” which are being initially offered on the date of this prospectus supplement addendum no. 3.  $15,000,000 principal amount of the notes, which we call the “second reopened notes,” will be issued on June 11, 2013, as described in the accompanying prospectus supplement no. 2058 addendum no. 2 dated June 4, 2013.  $20,000,000 principal amount of the notes, which we call the “initial reopened notes,” were issued on June 7, 2013, as described in the accompanying prospectus supplement no. 2058 addendum dated May 31, 2013.  $50,000,000 principal amount of the notes, which we call the “original notes,” were issued on March 21, 2013, as described in the accompanying prospectus supplement no. 2058 dated March 14, 2013.  The original notes, the initial reopened notes, the second reopened notes and the third reopened notes have identical terms and conditions and have the same CUSIP (38147K620) and ISIN (US38147K6203) numbers. In this prospectus supplement addendum no. 3, the term “notes” means, collectively, the third reopened notes, the second reopened notes, the initial reopened notes and the original notes.

The following information supplements, and should be read with, the accompanying prospectus supplement no. 2058 addendum no. 2 dated June 4, 2013, the accompanying prospectus supplement no. 2058 addendum dated May 31, 2013, the accompanying prospectus supplement no. 2058 dated March 14, 2013, the accompanying prospectus supplement dated September 19, 2011 and the accompanying prospectus dated September 19, 2011.

Your investment in the notes involves certain risks, including, among other things, our credit risk.  See page S-6 of the accompanying prospectus supplement no. 2058 dated March 14, 2013.  You should read the additional disclosure regarding the terms of the notes, risk factors and the index in the accompanying prospectus supplement no. 2058 so that you may better understand the risks of your investment.

The estimated value of your notes at the time the terms of the third reopened notes were set on the date the third reopened notes were traded (as determined by reference to pricing models used by Goldman, Sachs & Co. (GS&Co.) and taking into account our credit spreads) was equal to approximately $1,015 per $1,000 face amount, which is less than the original issue price of the third reopened notes.  The value of your notes at any time will reflect many factors and cannot be predicted.

Original issue date (settlement date):	June 14, 2013	Original issue price:	102.180% of the face amount of the third reopened notes
Underwriting discount:	0.385% of the face amount of the third reopened notes	Net proceeds to the issuer:	101.795% of the face amount of the third reopened notes

We may decide to sell additional notes after the date the third reopened notes were traded (June 7, 2013) at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above.  The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement addendum no. 3, the accompanying prospectus supplement no. 2058 addendum no. 2, the accompanying prospectus supplement no. 2058 addendum, the accompanying prospectus supplement no. 2058, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Prospectus Supplement No. 2058 Addendum No. 3 dated June 7, 2013

Goldman, Sachs & Co. will, and other affiliates of Goldman Sachs may, use this prospectus supplement addendum no. 3 in connection with offers and sales of the notes in market-making transactions.

About Your Notes

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc.  This prospectus supplement addendum no. 3 constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•   Prospectus supplement no. 2058 addendum no. 2 dated June 4, 2013

•   Prospectus supplement no. 2058 addendum dated May 31, 2013

•   Prospectus supplement no. 2058 dated March 14, 2013

•   Prospectus supplement dated September 19, 2011

•   Prospectus dated September 19, 2011

The information in this prospectus supplement addendum no. 3 supersedes any conflicting information in the documents listed above.  In addition, some of the terms or features described in the listed documents may not apply to your notes.

The Index

The TOPIX, also known as the Tokyo Price Index, is a capitalization weighted index of all the domestic common stocks listed on the First Section of the Tokyo Stock Exchange, Inc., which we refer to as the TSE. Domestic stocks admitted to the TSE are assigned either to the TSE First Section Index, the TSE Second Section Index or the TSE Mothers Index. Stocks listed in the First Section, which number approximately 1,700, are among the most actively traded stocks on the TSE. The TOPIX is calculated and published by TSE. Additional information about the TOPIX is available on the following website: http://www.tse.or.jp/english/market/topix/index.html. We are not incorporating by reference the website or any material it includes in this prospectus supplement addendum no. 3.

As of May 31, 2013, the 33 industry sectors which comprise the TOPIX Index represent the following weights in the index:

Sector:*	Percentage (%)**
Fishery, Agriculture & Forestry	0.08%
Mining	0.46%
Construction	2.43%
Foods	4.06%
Textiles & Apparels	0.79%
Pulp & Paper	0.24%
Chemicals	5.53%
Pharmaceutical	4.52%
Oil & Coal Products	0.64%
Rubber Products	0.94%
Glass & Ceramics Products	0.93%
Iron & Steel	1.62%
Nonferrous Metals	0.99%
Metal Products	0.69%
Machinery	5.37%
Electric Appliances	12.01%
Transportation Equipments	12.19%
Precision Instruments	1.42%
Other Products	1.27%
Electric Power & Gas	2.59%
Land Transportation	3.90%
Marine Transportation	0.34%
Air Transportation	0.64%
Warehousing & Harbor Transportation Services	0.23%
Information & Communication	6.39%
Wholesale Trade	4.63%
Retail Trade	4.24%
Banks	9.83%
Securities & Commodity Futures	1.95%
Insurance	2.36%
Other Financing Business	1.28%
Real Estate	3.40%
Services	2.02%

*                   Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

**              Information provided by TSE. Percentages may not sum to 100% due to rounding.

The above information supplements the description of the TOPIX found in the accompanying prospectus supplement no. 2058.

THE TOPIX INDEX VALUE AND THE TOPIX MARKS ARE SUBJECT TO THE PROPRIETARY RIGHTS OWNED BY THE TOKYO STOCK EXCHANGE, INC. AND THE TOKYO STOCK EXCHANGE, INC. OWNS ALL RIGHTS AND KNOW-HOW RELATING TO THE TOPIX SUCH AS CALCULATION, PUBLICATION AND USE OF THE TOPIX INDEX VALUE AND RELATING TO THE TOPIX MARKS. THE TOKYO STOCK EXCHANGE, INC. SHALL RESERVE THE RIGHTS TO CHANGE THE METHODS OF CALCULATION OR PUBLICATION, TO CEASE THE CALCULATION OR PUBLICATION OF THE TOPIX INDEX VALUE OR TO CHANGE THE TOPIX MARKS OR CEASE THE USE THEREOF. THE TOKYO STOCK EXCHANGE, INC. MAKES NO WARRANTY OR REPRESENTATION WHATSOEVER, EITHER AS TO THE RESULTS STEMMED FROM THE USE OF THE TOPIX INDEX VALUE AND THE TOPIX MARKS OR AS TO THE FIGURE AT WHICH THE TOPIX INDEX VALUE STANDS ON ANY PARTICULAR DAY. THE TOKYO STOCK EXCHANGE, INC. GIVES NO ASSURANCE REGARDING ACCURACY OR COMPLETENESS OF THE TOPIX INDEX VALUE AND DATA CONTAINED THEREIN. FURTHER, THE TOKYO STOCK EXCHANGE, INC. SHALL NOT BE LIABLE FOR THE MISCALCULATION, INCORRECT PUBLICATION, DELAYED OR INTERRUPTED PUBLICATION OF THE TOPIX INDEX VALUE. NO SECURITIES ARE IN ANY WAY SPONSORED, ENDORSED OR PROMOTED BY THE TOKYO STOCK EXCHANGE, INC. THE TOKYO STOCK EXCHANGE, INC. SHALL NOT BEAR ANY OBLIGATION TO GIVE AN EXPLANATION OF THE SECURITIES OR AN ADVICE ON INVESTMENTS TO ANY PURCHASER OF THE SECURITIES OR TO THE PUBLIC. THE TOKYO STOCK EXCHANGE, INC. NEITHER SELECTS SPECIFIC STOCKS OR GROUPS THEREOF NOR TAKES INTO ACCOUNT ANY NEEDS OF THE ISSUING COMPANY OR ANY PURCHASER OF THE SECURITIES, FOR CALCULATION OF THE TOPIX INDEX VALUE. INCLUDING BUT NOT LIMITED TO THE FOREGOING, THE TOKYO STOCK EXCHANGE, INC. SHALL NOT BE RESPONSIBLE FOR ANY DAMAGE RESULTING FROM THE ISSUE AND SALE OF THE SECURITIES.

Historical High, Low and Closing Levels of the Index

The closing level of the index has fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the closing level of the index during any period shown below is not an indication that the index is more or less likely to increase or decrease at any time during the life of your notes.

2013
Quarter ended March 31	1,058.10	871.88	1,034.71
Quarter ending June 30 (through June 7, 2013)	1,276.03	991.34	1,056.95

Supplemental Plan of Distribution

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the third reopened notes specified above.  Goldman, Sachs & Co. proposes initially to offer the third reopened notes to the public at the original issue price specified above.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses for the third reopened notes, excluding underwriting discounts and commissions, will be approximately $5,000.

We will deliver the third reopened notes against payment therefor in New York, New York on June 14, 2013, which is the fifth scheduled business day following the date of this prospectus supplement addendum no. 3 and of the pricing of the third reopened notes.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the third reopened notes on any date prior to three business days before delivery will be required, by virtue of the fact that the third reopened notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the third reopened notes offered by this prospectus supplement addendum no. 3 have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such third reopened notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 19, 2011, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 19, 2011.